UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

TRIUS THERAPEUTICS, INC.

(Name of Subject Company)

TRIUS THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89685K100

(CUSIP Number of Class of Securities)

Jeffrey Stein, Ph.D.

President and Chief Executive Officer

Trius Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 105

San Diego, California 92121

(858) 452-0370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Charles J. Bair, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Schedule 14D-9 previously filed by Trius Therapeutics, Inc., a Delaware corporation (“Trius” or the “Company”), with the Securities and Exchange Commission on August 13, 2013, August 14, 2013, August 29, 2013 and September 5, 2013, respectively, relating to the offer by Cubist Pharmaceuticals, Inc., a Delaware corporation (“Parent” or “Cubist”) and BRGO Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Trius’ common stock, $0.0001 par value per share (the “Shares”), for a purchase price of (i) $13.50 per Share in cash, without interest, plus (ii) one non-transferrable contingent value right for each Share, which represents the contractual right to receive up to $2.00 per Share upon the achievement of certain milestones as set forth in a Contingent Value Rights Agreement, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated August 13, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The initial offering period for the Offer expired at 9:00 a.m. Eastern Time on September 11, 2013. Computershare Trust Company N.A., the depositary for the Offer, has advised Trius and Parent that as of the expiration of the initial offering period, 31,716,214 Shares had been validly tendered and not withdrawn pursuant to the Offer, which tendered Shares represent approximately 65% of the outstanding Shares. As a result, the Minimum Condition set forth in the Merger Agreement has been satisfied. All conditions to the Offer having been satisfied, Purchaser accepted for payment and has paid for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Pursuant to the terms of the Merger Agreement, on September 11, 2013, Purchaser exercised the Top-Up Option to purchase 121,334,448 Top-Up Shares directly from Trius for $13.68 per Share so that it held at least 90% of the outstanding Shares following such exercise.

As the final step of the acquisition process, Parent effected a short-form merger under Delaware law pursuant to which Purchaser was merged with and into Trius, with Trius continuing as the surviving corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time ceased to be issued and outstanding and (other than Shares owned by Parent, Purchaser or Trius (or held in its treasury), any subsidiary of Parent, or by any stockholder of Trius who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) was converted into the right to receive, without interest thereon and less any required withholding taxes, the Offer Price.

Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ Stock Market.”

Item 9.           Exhibits

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Number No.	Description
(a)(5)(F)	Press Release issued by Cubist Pharmaceuticals, Inc., dated September 11, 2013 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIUS THERAPEUTICS, INC.
	By:	/s/ JEFFREY STEIN

Name: Jeffrey Stein
Title: President and Chief Executive Officer
Dated: September 11, 2013

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